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                             July 14, 2020

       Anthony Sun, M.D.
       Chief Executive Officer
       Zentalis Pharmaceuticals, Inc.
       530 Seventh Avenue, Suite 2201
       New York, New York 10018

                                                        Re: Zentalis
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            File No. 377-03289

       Dear Dr. Sun:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Nathan Ajiashvili